Exhibit 99.1

	As of March 31, 2025 (actual)	As of March 31, 2025 (pro forma)(1)
	$ (Unaudited)	$
Assets
Current assets:
Cash	7,630	169,293
Inventories, net	1,064,900	1,064,900
Prepayments	1,609,629	1,609,629
Total current assets	2,682,159	2,843,822

Property, plant and equipment, net	2,097,877	2,097,877
Operating lease right-of-use assets	285,369	285,369
Cost method investment	3,338	3,338
Deferred initial public offering (“IPO”) costs	568,235	568,235
Long-term deposits	35,227	35,227
Total non-current assets	2,990,046	2,990,046
TOTAL ASSETS	5,672,205	5,833,868

Liabilities
Current liabilities:
Bank loans – current	3,237,893	3,237,893
Loans payable – third party, current portion, net	632,261	632,261
Loans payable – financial institution, current portion, net	11,288	11,288
Accounts payable	2,053,761	2,053,761
Accruals and other current liabilities	3,239,537	3,239,537
Contract liabilities	32,355	32,355
Amount due to related parties	2,029,952	931,615
Amount due to a shareholder	133,422	133,422
Finance lease obligation, current portion	26,425	26,425
Operating leases payable – current	177,823	177,823
Warranty liabilities – current	77,826	77,826
Asset retirement obligations – current	—	—
Refund liability	39,276	39,276
Total current liabilities	11,691,819	10,593,482

Loans payable – third party, net of current portion, net	—	—
Loans Payable – financial institution, net of current portion, net	31,041	31,041
Finance lease obligation, net of current portion	80,111	80,111
Operating leases payable – non-current	107,546	107,546
Warranty liabilities – non-current	9,524	9,524
Asset retirement obligations – non-current	48,223	48,223
Other non-current liabilities	16,678	16,678
Total non-current liabilities	293,123	293,123
TOTAL LIABILITIES	11,984,942	10,886,605
Shareholders’ (deficit) equity
Ordinary Shares, 100,000,000 shares authorized; the actual and pro forma shares issued and outstanding as of March 31, 2025 are 38,074,888 and 38,474,888 respectively*	7,891,275	8,521,275
Additional paid-in capital	15,630,704	16,260,704
Accumulated deficits	(28,849,986)	(28,849,986)
Accumulated other comprehensive loss	(984,730)	(984,730)
Total shareholders’ (deficit) equity	(6,312,737)	(5,052,737)
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	5,672,205	5,833,868

*	Giving retroactive effect to the 1 for 2 share split effected on September 1, 2023.

(1)	A pro forma basis reflects (i) short-term unsecured loans in the aggregate principal amount of $161,663 that the Company obtained after March 31, 2025; and (ii) the discharged debt in an aggregate amount of $1,200,000 and the issuance of 400,000 ordinary shares of the Company to Mr. Weicheng Hsiao pursuant to Debt Conversion Agreement dated January 16, 2026.